Exhibit (a)(2)(B)
Annex II.A.

August 6, 2010
The Board of Directors
Superior Well Services, Inc.
121 Airport Professional Building
Indiana, Pennsylvania 15701
Gentlemen:
     You have asked Simmons & Company International (“we,” “our” or “us”) to advise you with respect to the fairness, from a financial point of view, to the stockholders of Superior Well Services, Inc. (“Superior”), of the Consideration (as defined below) to be received pursuant to a proposed Agreement and Plan of Merger (the “Merger Agreement”), among Nabors Industries Ltd. (“Parent”), Diamond Acquisition Corp. (“Merger Sub”), a direct wholly owned subsidiary of Parent, and Superior.
     Pursuant to the Merger Agreement, Parent will cause Merger Sub to commence a cash tender offer (the “Offer”) to acquire a majority of the outstanding shares of common stock (on a fully diluted basis), par value $0.01 per share, of Superior (“Superior Common Stock”) at a price of $22.12 per share in cash (the “Offer Price”). The Offer will be followed by a merger of Merger Sub with and into Superior (the “Merger” and, together with the Offer, the “Transaction”) in which the shares of Superior Common Stock not tendered into the Offer will be converted into the right to receive $22.12 per share in cash (the “Merger Consideration” and, together with the Offer Price, the “Consideration”).
     In arriving at our opinion, we have reviewed and analyzed, among other things, the following:
(i)	the draft Merger Agreement dated as of August 5, 2010;

(ii)	the draft Tender and Voting Agreement dated as of August 4, 2010 to be entered into by certain stockholders of Superior holding in the aggregate approximately 33% of the issued Superior Common Stock;

(iii)	the financial statements and other information concerning Superior, including Superior’s Annual Reports on Form 10-K for each of the years in the three-year period ended December 31, 2009; the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010; the Current Reports on Form 8-K filed on July 20, 2010, May 6, 2010, May 5, 2010, April 13, 2010, March 9, 2010, January 19, 2010, December 24, 2009 and December 24, 2008; the Proxy Statement on Schedule 14A filed on March 24, 2010; and the Prospectus on Form 424B2 filed on October 29, 2009;

(iv)	preliminary financial and operating results and preliminary financial statements with respect to the quarter ended June 30, 2010 prepared by management of Superior;
700 Louisiana, Suite 1900, Houston, TX 77002 (713) 236-9999
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(v)	certain other internal information, primarily financial in nature, which was provided to us by Superior, relating to Superior, including internal financial forecasts prepared by management of Superior;

(vi)	certain publicly available information concerning the trading of, and the trading market for, Superior Common Stock;

(vii)	certain publicly available information with respect to certain other companies we believe to be comparable to Superior and the trading markets for certain of such companies’ securities;

(viii)	certain publicly available information concerning the estimates of the future operating and financial performance of Superior and the comparable companies prepared by industry experts unaffiliated with Superior; and

(ix)	certain publicly available information concerning the nature and terms of certain other transactions considered relevant to our analysis.
     In addition, we have also met with certain officers and employees of Superior to discuss the foregoing, as well as other matters believed relevant to our analysis and have considered such other information, financial studies, analyses and investigations, and financial, economic and market criteria which we deemed relevant. In connection with our review, we have not independently verified any of the foregoing information and have relied on it being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Superior’s management as to the future financial performance of Superior. We have assumed that the final/execution versions of the Transaction documents will be substantially the same as the drafts of such documents that we have reviewed and that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. We have assumed that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Merger Agreement, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the receipt of the Consideration by the stockholders of Superior. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of Superior and its legal, tax and regulatory advisors with respect to such matters. We have not performed any tax analysis, nor have we been furnished with any such analysis. We did not conduct a physical inspection of any of the assets, operations or facilities of Superior and did not make or receive any independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of Superior.
     In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of Superior; (ii) the business prospects of Superior; (iii) the historical and current market for Superior Common Stock and for the equity securities of certain other companies believed to be comparable to Superior; and (iv) the nature and terms of certain other acquisition transactions that we believe to be relevant, including premiums paid, if any, in such other acquisition transactions. We have also taken into account our assessment of general economic, market and financial conditions and our experience in connection with similar transactions and securities’ valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on, and on the information made available at, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.
     We are an internationally recognized investment banking firm that specializes in the energy industry. We are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.
     We have acted as financial advisor to Superior in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the acquisition by Merger Sub of a majority of the outstanding Superior Common Stock pursuant to the Offer. We will also receive a fee for rendering this opinion. In addition, Superior has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the past, we have acted as financial advisor to Superior.
     In the ordinary course of our business, we actively trade debt and equity securities for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in securities of Superior and Parent.
     It is understood that this opinion is for the information of Superior’s Board of Directors only and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus, or proxy statement, or in any other written document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent. Our opinion does not address Superior’s underlying business decision to pursue the Transaction or the relative merits of the Transaction as compared to any alternative business strategies that might exist for Superior. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should accept the Consideration.
     The review and analysis of the Transaction as it relates to the rendering of this fairness opinion was presented to our Fairness Committee on August 3, 2010.
     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received by the stockholders of Superior as set forth in the Merger Agreement is fair, from a financial point of view, to Superior’s stockholders.
Very truly yours,
SIMMONS & COMPANY INTERNATIONAL

By:	/s/ Andrew C. Schroeder Managing Director

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